+1 617 526 6000 (t)

+1 617 526 5000 (f)

July 1, 2016

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin E. Martin
David Lin

Re:	The First Marblehead Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 16, 2016
File No. 001-31825

Dear Ms. Martin and Mr. Lin:

The First Marblehead Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on June 16, 2016 (File No. 001-31825) (the “Preliminary Proxy Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated June 30, 2016 (the “Comment Letter”), relating to the Preliminary Proxy Statement. The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Preliminary Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of Amendment No. 1.

On behalf of the Company, we advise you as follows:

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

General

1.	Please provide us with a detailed analysis addressing the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation that you, or other individuals or firms, may have to provide a Schedule 13E-3. In particular, your analysis should address whether FP Resources USA Inc. is an “affiliate” under Rule 13e-3(a)(1). Refer to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations Questions 102.01 and 201.05 for additional guidance. In addition, revise your disclosure to describe the negotiations of the Company Stockholder Agreement and the employment agreements for Mr. Meyers and Mr. Gelber. With respect to the employment agreements, revise your disclosure on pages 57-59 to describe any differences between the new agreements and the existing employment agreements or compensation arrangements for Mr. Meyers and Mr. Gelber.

The Company acknowledges that, upon the consummation of the merger, Transitory Subsidiary, an entity formed solely for the purpose of effecting the merger, will be merged with and into the Company and the Company common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Further, the Company acknowledges that (i) as of the time of the execution of the merger agreement on June 2, 2016, FP Resources USA Inc. (“Parent”) owned approximately 14.9% of the outstanding shares of Company common stock, (ii) concurrently with the execution of the merger agreement, each of Daniel Meyers, the Company’s Chairman of the Board of Directors (the “Board”) and Chief Executive Officer, and Seth Gelber, a director of the Company and the Company’s President and Chief Operating Officer (together, the “Management Parties”), entered into an employment agreement with Parent regarding the terms of his employment with the Company following the completion of the merger, (iii) Mr. Meyers’s employment agreement contemplates that Mr. Meyers will continue to serve as Chief Executive Officer of the Company following the completion of the merger, (iv) Mr. Gelber’s employment agreement contemplates that he will continue to serve as the President and Chief Operating Officer of the Company following the completion of the merger and that Parent and Mr. Gelber will negotiate in good faith to establish a long-term incentive program under which Mr. Gelber will receive an incentive equity package granting him an equity interest in Parent (or its parent) on mutually agreeable terms and conditions, (v) John Carter Risley, the beneficial owner of Parent, is a professional and personal acquaintance of Mr. Meyers and (vi) concurrently with the execution of the merger agreement, the Management Parties entered into the Company Stockholders Agreement with Parent, pursuant to which the Management Parties agreed to vote shares representing, in the aggregate, approximately 9.2% of the outstanding shares of Company common stock in favor of the proposal to adopt the merger agreement, and Parent entered into

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

the Parent Stockholder Agreement with the Company, pursuant to which Parent agreed to vote shares representing approximately 14.9% of the outstanding shares of Company common stock in favor of the proposal to adopt the merger agreement.

Notwithstanding the foregoing, the Company respectfully submits that Exchange Act Rule 13e-3 (“Rule 13e-3”) is not applicable to the transactions contemplated by the merger agreement and believes that none of the Company, Parent, Transitory Subsidiary and the Management Parties, nor any of their respective affiliates, are obligated to provide any additional disclosure on Schedule 13E-3.

The Merger Is Not a “Going Private Transaction” for Purposes of Rule 13e-3

The Company believes that the merger is not a “going private transaction” for purposes of Rule 13e-3 because (i) Parent is not an affiliate of the Company and (ii) the Management Parties, while affiliates of the Company, are not “engaged in” the transaction nor did they (alone or together with Parent) exert control or influence over the Company’s conduct in negotiating, or determination to enter into, the merger agreement.

Parent is not an Affiliate of the Company

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 under the Exchange Act defines “control” to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.” The question of control and affiliation depends not only on the size of a stockholder’s equity ownership, but also on other factors, such as the stockholder’s ability to control the target.

As discussed in further detail below, Parent does not possess, directly or indirectly, the power to direct or cause the direction of the Company’s management or policies, whether through the ownership of voting securities, by contract or otherwise, and therefore does not control the Company:

•	Parent was not immediately prior to the execution of the merger agreement the Company’s largest stockholder. While Parent beneficially owned approximately 14.9% of the outstanding shares of Company common stock at that time, based on information publicly filed by the Company’s stockholders, Leslie L. Alexander then held approximately 15.8% of the outstanding shares of Company common stock and was the Company’s largest stockholder. Accordingly, Parent does not control the Company by virtue of its ownership of Company common stock.

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

•	While the Schedule 13D filed by Mr. Risley on August 19, 2015 indicates that Mr. Risley “may engage in conversations with the [Company] about obtaining board representation,” neither Mr. Risley nor Parent has, nor has he or it sought, any representation on the Board. Therefore, Parent does not control the Company by virtue of Board representation.

•	Parent does not have any commercial relationships with the Company (other than the agreements ancillary to the execution of the merger agreement). Therefore, Parent does not control the Company by virtue of commercial relationships.

•	Prior to engaging in negotiations with Parent, the Board established a process designed to prevent Parent from exerting control of the Company in connection with the evaluation and negotiation of the proposed transaction with Parent and the consideration of other strategic alternatives, as described below:

¡	The negotiations among Parent and the Company were arm’s length, comprehensive and conducted under the exclusive direction and supervision of a committee of independent directors established by the Board (the “Independent Committee”). The Independent Committee did not include either Management Party, and no member of the Independent Committee was affiliated with Mr. Risley, Parent, Transitory Subsidiary or management of the Company. Over the course of negotiations with Parent, the Independent Committee, acting through its Chairman, extracted significant concessions on terms and price from Parent.

¡	The Independent Committee met 18 times to consider and review the terms of the proposed transaction with Parent and potential strategic alternatives thereto.

¡	The Independent Committee engaged its own financial advisor to evaluate the proposed transaction with Parent and to conduct a comprehensive market check, during which it contacted 15 prospective buyers, to assess the interest of parties other than Parent in pursuing a strategic transaction with the Company.

¡

Each of the Management Parties signed a “rules of the road” letter, which prohibited him from initiating or otherwise engaging in any discussions or negotiations with any third party with respect to any transaction in which he or other members of Company management could be asked to become equity participants or be offered managerial positions in a successor entity, except to the extent such third party was approved by the Independent

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

Committee and then only in accordance with directions from the Independent Committee, and the Independent Committee in fact did not authorize the Management Parties to discuss their employment arrangements with Parent until after Parent and the Independent Committee had agreed on the merger consideration and the other material terms of the merger agreement.

The use of the Independent Committee to exclusively supervise and direct negotiations with Parent and evaluate strategic alternatives with the aid of the Independent Committee’s financial advisor – together with the market check conducted at the direction of the Independent Committee, the execution of the rules of the road letters by the Management Parties and the fact that the Management Parties did not discuss their employment arrangements with Parent until after Parent and the Independent Committee had agreed on the merger consideration and the other material terms of the merger agreement – prevented Parent from exerting control over the Company in connection with the negotiation of the merger agreement, whether by virtue of Mr. Risley’s personal relationship with Mr. Meyers, the employment arrangements entered into between Parent and the Management Parties or otherwise.

•	The terms of the merger agreement and the Company Stockholders Agreement preclude Parent from meaningfully exerting control of the Company prior to the effective time of the merger and give the members of the Board appropriate flexibility to discharge the Board’s fiduciary duties to the Company’s unaffiliated stockholders. Section 6.11 of the merger agreement expressly states that nothing in the merger agreement shall give Parent or Transitory Subsidiary the right to control or direct the operations of the Company prior to the effective time of the merger. In addition, prior to the adoption of the merger agreement by the Company’s stockholders at the special meeting, (i) the Company is permitted to respond to any alternative acquisition proposal that is, or could reasonably be expected to lead to, a superior proposal, (ii) in response to a superior proposal or an intervening event, the Board, subject to compliance with specified procedures, is permitted to change its recommendation to the Company’s stockholders if the failure to do so would reasonably be expected to be inconsistent with the Board’s fiduciary obligations under applicable law and (iii) subject to specified conditions (including the payment of a reasonable termination fee), the Company may terminate the merger agreement with Parent to enter into a definitive agreement for a superior proposal. In the event that the merger agreement is so terminated, the Company Stockholders Agreement would terminate automatically. In light of the foregoing provisions, Parent does not control the Company by virtue of the merger agreement or the Company Stockholders Agreement.

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

For the reasons described above, the Company believes that Parent is not an affiliate of the Company for any purpose, including Rule 13e-3 purposes, and has minimal, if any, ability prior to the closing to exert control over the Company in relation to the merger.

The Management Parties are not “Engaged In” the Transaction

As stated in Section 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (the “Rule 13e-3 C&DIs”), the Management Parties, in their roles as senior management of the Company, are considered by the Staff to be affiliates of the Company, and in situations where management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the surviving company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because under Rule 13e-3(c)(1) the Management Parties could be deemed to be affiliates “engaged” in the Rule 13e-3 transaction. However, in this case, for the reasons discussed below, the Management Parties should not be considered to be “engaged in” the transaction or to be affiliates of Parent and, therefore, should not be subject to Rule 13e-3 or required to file a Schedule 13E-3.

First, upon consummation of the merger, neither of the Management Parties will hold any equity securities of Parent, as neither Management Party is participating in an equity rollover. Rather, in accordance with the merger agreement, the equity securities held by the Management Parties will be treated in the same manner as equity securities held by the Company’s other equity holders: (i) shares of Company common stock held by the Management Parties as of immediately prior to the effective time of the merger will, at the effective time of the merger, be converted into the cash merger consideration, (ii) Company restricted stock units held by the Management Parties as of immediately prior to the effective time of the merger will, at the effective time of the merger, vest in full and be canceled and converted into the right to receive a cash amount equal to the cash merger consideration, multiplied by the number of shares of Company common stock underlying such restricted stock units, and (iii) all Company stock options held by the Management Parties as of immediately prior to the effective time of the merger will, as of the effective time, be canceled without payment of any consideration therefor, as all such stock options have an exercise price that exceeds the merger consideration.

While Mr. Gelber’s employment agreement contemplates that Parent and Mr. Gelber will negotiate in good faith to establish a long-term incentive program under which Mr. Gelber will receive an incentive equity package granting him an equity interest of an unspecified size in Parent (or its parent) on mutually agreeable terms and conditions, Parent has advised the Company that the size of the equity interest will reflect market terms and that such equity interest will be substantially less than the 20% threshold referenced in Section 201.06 of the Rule 13e-3 C&DIs.

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

The Company believes that Mr. Gelber’s participation in this long-term equity incentive program does not lead to the conclusion that he will be able to exert control over the surviving company in a manner that deems him to be “engaged in” the transaction, and notes that even if the equity incentives that are contemplated to be granted to Mr. Gelber are vested in full upon grant (which Parent has advised the Company will not be the case), Mr. Gelber’s resulting ownership interest in Parent or the surviving company would be substantially less than the 20% threshold referenced in Section 201.06 of the Rule 13e-3 C&DIs.

Second, the terms of the Management Parties’ post-closing employment arrangements with Parent, including Mr. Gelber’s participation in a long-term equity incentive program, were not negotiated by Parent and the Management Parties until after Parent and the Independent Committee had agreed on the merger consideration and the other material terms of the merger agreement. The commencement of negotiations between Parent and the Management Parties with respect to these matters was approved by the Independent Committee in advance and the Management Parties’ employment agreements were reviewed and approved by the Independent Committee in advance. Other than the employment agreements with the Management Parties, no member of the Company’s management has entered into any agreement with Parent or any of its affiliates regarding any involvement with Parent or any of its affiliates following the closing of the merger, and any new arrangements with other members of management would require approval of the Independent Committee.

Finally, while Parent has advised the Company that Parent expects the Management Parties to serve as directors of the surviving company (in addition to continuing in their senior management roles) following the completion of the merger, the surviving company’s board is expected to include at least two other individuals (Messrs. Risley and Stanley W.L. Spavold, Executive Vice President of Clearwater Fine Foods Incorporated, an affiliate of Parent), which would preclude the Management Parties from controlling the surviving company’s board following the merger. Moreover, Parent has advised the Company that neither Management Party has a contractual right to serve on the surviving company’s board of directors and that Mr. Risley, the beneficial owner of Parent, unilaterally will have the power to cause Parent to remove either or both of them from the surviving company’s board with or without cause at any time.

For the foregoing reasons, the Management Parties will not control the surviving company within the meaning of Exchange Act Rule 12b-2 and therefore should not be deemed to be affiliates “engaged in” the transaction.

The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As described in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going private transaction.

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions. However, in the case of the Company’s merger with Parent, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

First, the merger was the result of arm’s-length negotiations between Parent and the Independent Committee, on behalf of the Company:

•	As described in detail in the section of the Preliminary Proxy Statement entitled “The Merger—Background of the Merger,” the Company’s negotiations with Parent were comprehensive and conducted by the Independent Committee on an arm’s-length basis, and the Independent Committee had complete authority to negotiate with Parent and to recommend or reject any proposal made by Parent. In addition, the Independent Committee engaged a nationally recognized financial advisor (Sandler O’Neill & Partners, L.P.) and a nationally recognized law firm (Wilmer Cutler Pickering Hale and Dorr LLP) to advise it on the terms of the merger and in its review of other strategic alternatives, as well as the Independent Committee’s evaluation of the Company’s prospects on a standalone basis. The Independent Committee met 18 times prior to the execution of the merger agreement to discuss the negotiations with Parent and discussions with other potential acquirers of the Company, as well as the Company’s prospects on a standalone basis. The Management Parties did not participate in the Independent Committee’s deliberations regarding the merger or in negotiations or discussions with Parent or other prospective buyers regarding the terms of any strategic transaction involving the Company.

•

As noted above and as disclosed in the Preliminary Proxy Statement, the Independent Committee conducted a thorough process and insisted on merger agreement provisions designed to protect the interests of the Company’s unaffiliated stockholders. Prior to the execution of the merger agreement with Parent, the Independent Committee’s financial advisor contacted 15 prospective buyers as part of a comprehensive market check, in which all 15 prospective buyers determined not to pursue a strategic transaction involving the Company. Moreover, Amendment No. 1 to Mr. Risley’s Schedule 13D, which was filed with the Commission on March 25, 2016, publicly disclosed that Mr. Risley and the Company were engaged in exploratory discussions regarding Mr. Risley’s potential acquisition of the Company, giving interested parties ample time to submit alternative proposals prior to the Company’s execution of the merger agreement with Parent. Finally, under the merger agreement, subject to specified conditions (including the payment by the Company of a reasonable termination fee), the Company may terminate the merger agreement with Parent to enter into a

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Division of Corporation Finance

July 1, 2016

definitive agreement for a superior proposal if the Company receives an unsolicited superior proposal prior to the adoption of the merger agreement by the Company’s stockholder. Given the thorough processes that were followed by the Company and the Independent Committee and the protections included in the merger agreement, there is no practical opportunity to overreach or take advantage of unaffiliated stockholders.

Second, neither Parent nor the Management Parties had the ability to influence the Board’s evaluation and negotiation of the merger agreement, as the Board delegated exclusive authority regarding such matters to the Independent Committee and, in approving the merger agreement (as required by Delaware corporate law), the Board acted in accordance with the unanimous recommendation of the Independent Committee. Accordingly, the Board and the Independent Committee deliberately and diligently acted to protect the interests of the Company’s unaffiliated stockholders.

Third, while the Staff indicated in the Interpretive Release that the mere existence of a vote in and of itself is not dispositive (because affiliates of the issuer may already hold the requisite vote for approval), we note that the Company’s unaffiliated stockholders have a very meaningful say in whether this transaction is completed. The adoption of the merger agreement by the Company’s stockholders requires approval of a majority of the shares of Company common stock issued and outstanding as of the record date for the special meeting. Because only approximately 24% of the outstanding shares of Company common stock are subject to the Company Stockholders Agreement and the Parent Stockholder Agreement, the merger agreement cannot be adopted under Delaware law without broad-based support from unaffiliated stockholders, and the Company’s unaffiliated stockholders are free to vote against the merger, if they so choose. In fact, in order to ensure that the Company’s unaffiliated stockholders may vote freely without any semblance of duress, the Independent Committee insisted that the merger agreement not obligate the Company to reimburse Parent for its transaction expenses if the merger agreement is terminated following the Company stockholder’s refusal to adopt the merger agreement in the absence of an alternative acquisition proposal.

Fourth, there is no potentially coercive effect associated with unaffiliated stockholders potentially being confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws or further efforts to eliminate their equity interest. These concerns do not apply to this transaction because the merger will either occur or it will not. If it does not, the unaffiliated stockholders will be left with the same liquid market and float and the same protections under the federal securities laws. Their equity interest will be left intact (subject to the possibility that a competing bidder acquires the Company). If the merger does go through, all outstanding shares, including those held by unaffiliated stockholders, will be exchanged for cash. As such, there will be no need for a market for the shares or the protections of the federal securities laws. In short, no unaffiliated stockholder will be coerced into voting in

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Division of Corporation Finance

July 1, 2016

favor of the merger for fear of an illiquid market, loss of securities laws protection or further efforts to eliminate their equity.

In sum, notwithstanding the fact that Parent is a stockholder of the Company and the Management Parties are stockholders and members of the Board, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e-3 was intended to address are not present in this transaction. The purposes for which Rule 13e-3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the merger.

Conclusion

The Company believes that Rule 13e-3 does not and should not apply to this transaction, as Parent is not an affiliate of the Company, the Management Parties were neither “engaged in” the transaction nor affiliated with Parent or any of its affiliates and the transaction does not implicate any of the issues that Rule 13e-3 was adopted to address because, among other reasons, neither Parent nor the Management Parties nor the combination of them had the power to cause the transaction to be approved by the Board or the power to cause the transaction to be approved by the Company’s stockholders without broad-based support of the Company’s unaffiliated stockholders. Accordingly, because the transaction should not be subject to Rule 13e-3, none of the Company, the Management Parties, Parent and Transitory Subsidiary, nor any of their respective affiliates, should be required to be included as a filing person on Schedule 13E-3 in connection with the transaction.

Revised Disclosure

The Company acknowledges the Staff’s comment in sentences 4 and 5 of Comment 1 and has revised the applicable disclosure under “The Merger—Interests of Certain Persons in the Merger—Discussions and Agreements with Parent” beginning on page 57 of Amendment No. 1.

Background of the Merger, page 30

2.	Refer to the entry for January 20 on pages 31-32. Please revise your disclosure to describe the “disclosure considerations” discussed with WilmerHale in light of Mr. Risley’s level of beneficial ownership.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “The Merger—Background of the Merger” on page 32 of Amendment No. 1.

*        *        *         *        *

Securities and Exchange Commission

Division of Corporation Finance

July 1, 2016

Attached hereto as Annex A is an acknowledgement of the Company regarding the matters referenced in the three bullet points on page 2 of the Comment Letter.

If you have any further questions or comments, or if you require any additional information, please contact Hal J. Leibowitz at (617) 526-6461 or the undersigned at (617) 526-6317. Thank you for your assistance.

Very truly yours,

/s/ Joseph B. Conahan

Joseph B. Conahan

cc:	Suzanne Murray, Esq.
General Counsel and Secretary
The First Marblehead Corporation

Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

Annex A

On behalf of The First Marblehead Corporation (the “Company”) and in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-31825) (the “Proxy Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 1, 2016

THE FIRST MARBLEHEAD CORPORATION

By:	/s/ Suzanne Murray
Name: Title:	Suzanne Murray General Counsel and Secretary